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                                                                  EXHIBIT 2.7


                          AGREEMENT AND MUTUAL RELEASE


         THIS AGREEMENT AND MUTUAL RELEASE (this "Agreement") is made and entered into as of the ________ day of April, 1996, by and between BROADWAY & SEYMOUR, INC. ("BSI" or the "Company"), a Delaware corporation with its principal office in Charlotte, North Carolina, BANCCORP SYSTEMS, INC. ("BancCorp"), a North Carolina corporation and a wholly owned subsidiary of BSI with its principal office in Amarillo, Texas, and PHILLIP E. SORRELL ("Phil Sorrell") and MARTHA A. SORRELL ("Martha Sorrell" and together with Phil Sorrell, the "Former Shareholders"), citizens and residents of the State of Texas.

                              BACKGROUND STATEMENT

         WHEREAS, in connection with BSI's acquisition of BancCorp pursuant to an Agreement and Plan of Merger dated as of January 27, 1995 (the "Merger Agreement"), BSI agreed to pay certain Shareholder Profits to the Former Shareholders if BancCorp achieved certain financial targets, all as more specifically set forth in the Merger Agreement. Capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the Merger Agreement.

         WHEREAS, in connection with the transactions contemplated by the Merger Agreement, BancCorp and Phil Sorrell entered into an Employment and Non-Competition Agreement dated January 27, 1995 (the "Employment Agreement") pursuant to which Phil Sorrell agreed to provide certain services to BancCorp in exchange for BancCorp's payment of certain compensation, all as more specifically set forth in the Employment Agreement. In addition, since January 27, 1995, Martha Sorrell has been employed by BancCorp on an at-will basis.

         WHEREAS, in connection with the transactions contemplated by the Merger Agreement, BSI issued to the Former Shareholders promissory notes in the aggregate principal amount of $825,000 (the "BSI Notes") on which the principal is payable on January 26, 1997 and interest is payable quarterly at the rate of 8.5% per annum.

         WHEREAS, on the Effective Date (as hereafter defined), BSI entered into an Asset Purchase Agreement with Fidelity Investments Institutional Services Company, Inc. ("FIIS") pursuant to which BSI has agreed to sell to FIIS substantially all the assets of BSI's Asset Management Services Group ("AMSG"), including, without limitation, the Marketable Proprietary Software and certain other assets of BancCorp (the "Asset Purchase Agreement").

         WHEREAS, in the event that the Four-Year Period has not expired or Shareholder Profits of $1,000,000 have not been paid to the Former Shareholders, Section 11.7 of the Merger Agreement requires the prior written consent of the Former Shareholders to the sale of the Marketable Proprietary Software to a third party. In order to consummate the transactions





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contemplated by the Asset Purchase Agreement, BSI wishes to pay the amounts set forth below and the parties wish to terminate the Merger Agreement, the Employment Agreement and the BSI Notes and to cancel their respective duties and obligations to each other thereunder and in connection with the Former Shareholders' employment by BancCorp, and they enter into this Agreement and Mutual Release for that purpose.


                             STATEMENT OF AGREEMENT

         NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter made by BSI, BancCorp and the Former Shareholders, and for other good and valuable consideration, the receipt and sufficiency of which is hereby expressly acknowledged by the parties hereto, it is agreed that:

         1. Specific Obligations of BSI. Upon the closing of the transactions contemplated by the Asset Purchase Agreement (the "Effective Date"), BSI shall pay, in cash, by wire transfer:

         (i)     to the Former Shareholders (a) an aggregate $1,000,000 plus
(b) an aggregate amount equal to the net present value of the BSI Notes on the Effective Date, discounted at a 6% interest rate compounded annually from the Effective Date to January 26, 1997; and

         (ii) to Phil Sorrell, individually, (a) $158,000 plus (b) a total of thirteen (13) days of accrued but unused vacation time calculated at Phil Sorrell's current rate of pay of $100,000 per annum, which amount shall equal $5,138.34.

         Written wire instructions shall be given to BSI at least two business days prior to the Effective Date. All payments made under this Agreement shall be less any required state and federal withholding deductions.

         2. Specific Obligations of the Former Shareholders. Each Former Shareholder hereby resigns voluntarily his or her employment with BancCorp, effective upon the Effective Date and shall, as a condition of and immediately upon execution of this Agreement, execute a letter of resignation substantially in the form as attached hereto as Exhibit A. Upon receipt of the amounts set forth in Section 1 above, the former Shareholders shall deliver to BSI a receipt for such payments and the BSI Notes marked "Cancelled."

         3. Consent to the Sale of Marketable Proprietary Software. Without limiting the generality of the releases set forth below, each of the Former Shareholders hereby expressly consents to the sale of the Marketable Proprietary Software to FIIS pursuant to the Asset Purchase Agreement and waives any and all provisions of the Merger Agreement or any other agreement to which it is a party that may be violated by such sale.





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         4.      Release by Former Shareholders and Agreement Not to Sue.  In
exchange for the undertakings provided in this Agreement and for the payments set forth in Section 1 above, each of the Former Shareholders, for himself and his heirs, successors, assigns and agents, hereby releases, remises, quitclaims, and forever discharges BSI and BancCorp, and their parent, affiliated, subsidiary and related entities, benefit plans (except with respect to any vested benefit) and divisions, and their respective officers, directors, employees, agents, legal representatives, successors, heirs and assigns, from any and all duties, obligations or other responsibilities BSI or BancCorp may have under the Merger Agreement or the BSI Notes or the Employment Agreement and from any and all actions, causes of action, suits, claims, counterclaims, charges, complaints, demands, liabilities or obligations of any kind whatsoever, in law or equity, that such Former Shareholder has or may have which arise out of, relate to or are in any way connected with the Merger Agreement or the BSI Notes or the Employment Agreement of such Former Shareholder's work for, employment relationship with or termination of employment with BancCorp, specifically including, but not limited to, all claims arising under the Age Discrimination in Employment Act, 29 U.S.C.
Section 621, et seq. This Release shall not apply to any rights or duties arising hereunder; and each of the Former Shareholders further waives any right he may have to file any lawsuit, charge, claim, complaint or other proceeding related to any of the foregoing before any federal, state or local administrative agency, court or other forum against BSI or BancCorp and agrees that he will not file any such action.

         5. Release by BSI and BancCorp and Agreement Not to Sue. In exchange for the undertakings provided in this Agreement, each of BSI and BancCorp, for itself and its affiliated, subsidiary and related entities, benefit plans, divisions, successors and assigns, and the employees, officers, directors, legal representatives and agents thereof, both in their official and individual capacities, hereby releases, remises, quitclaims and forever discharges each of the Former Shareholders and his agents, legal representatives, successors, heirs and assigns, from any and all duties, obligations or other responsibilities such Former Shareholder may have under the Merger Agreement or the BSI Notes or the Employment Agreement and from any and all actions, causes of actions, suits, claims, counterclaims, charges, complaints, demands, liabilities or obligations of any kind whatsoever, in law or equity, arising at any time prior to and through the date of this Agreement and that BSI or BancCorp has or may have which arise out of, relate to or are in any way connected with the Merger Agreement or the BSI Notes or the Employment Agreement or such Former Shareholder's work for, employment relationship with or termination of employment with BancCorp. This Release shall not apply to any rights or duties arising hereunder; and each of BSI and BancCorp further waives any right it may have to file any lawsuit, charge, claim complaint or other proceeding related to any of the foregoing before any federal, state or local administrative agency, court or other forum against either of the Former Shareholders, and agrees that it will not file any such action.

         6. Representations and Warranties by all Parties. Each of the parties represents and warrants, as to himself or itself that (a) he or it has the capacity, full power, and authority to enter into this Agreement, (b) the individuals signing on behalf of the corporate parties are authorized to do so,
(c) he or it has not assigned, encumbered, or in any manner transferred all or any portion of the claims covered by this Agreement, (d) there are no charges, complaints,





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suits, arbitrations, or other claims or proceedings pending between the parties in any court, before any agency, or in any forum, and (e) no other person, party, or corporation has any right, title, or interest in any of the claims covered by this Agreement.

         7. Effectiveness. It is agreed and acknowledged by the parties hereto that the transactions and agreements contemplated by this Agreement (including, without limitation, the payment obligations, consents, waivers and releases set forth in Sections 1, 2, 3 and 4) are expressly subject to the consummation of the sale of the Marketable Proprietary Software to FIIS on the Effective Date and this Agreement shall have no force or effect if such sale is not consummated.

         8. Return of Property. Promptly after the termination of each Former Shareholder's employment as provided in Section 2 above, each Former Shareholder shall return and deliver to BSI all property or documents of BSI or BancCorp not directly relating to the business of AMSG, including without limitation all credit cards, club memberships, master keys, etc.

         9. Repayment of Monies Owed. Each Former Shareholder agrees that all monies owed by such Former Shareholder to BSI or BancCorp, if any, of which BSI or BancCorp is aware prior to the Effective Date may be deducted from BSI's payments to such Former Shareholder under Section 1. Any amounts owed by such Former Shareholder which are not so deducted will be paid promptly by such Former Shareholder upon demand by BSI or BancCorp.

         10. Conditional on Performance. Each Former Shareholder understands and agrees that BSI's obligation to perform hereunder is conditioned upon the Former Shareholder's agreements and covenants to BSI as set forth herein. In the event such Former Shareholder breaches any such agreement or covenant, or causes any such covenant or agreement to be breached, BSI's obligations to perform any of its obligations under this Agreement shall automatically terminate. The remainder of this Agreement will remain in full force and effect.

         11. Knowing and Voluntary Consent. Each Former Shareholder represents that he or she knows and understands the contents of this Agreement, that he or she intents to be legally bound by this Agreement and the release contained herein and that, after having the opportunity to consult and be represented by legal counsel, he or she is voluntarily entering into this Agreement, including the release, of his or her own freewill and without coercion.

         12. Entire Agreement. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof, integrates all the terms and conditions mentioned or incidental to this Agreement, and supersedes all prior negotiations or writings, and, in particular, supersedes and replaces the Merger Agreement, the BSI Notes and the Employment Agreement. No modification or waiver of any provisions of this Agreement shall be valid unless in writing and signed by all parties hereto.





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         13.     Binding Effect.  This Agreement shall be binding upon the
parties hereto, their heirs, successors and assigns.

         14. Applicable Law. This Agreement shall be construed and governed by the laws of the State of North Carolina. The parties consent to jurisdiction and venue in North Carolina in any action brought to enforce the terms of this Agreement.

         15. Severability. If any provision contained in this Agreement shall for any reason be held invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or enforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein.

         16. Construction. This Agreement is not to be construed against any party but shall be construed equally as to each party hereto.

         17. Counterparts. This Agreement may be executed in counterparts, each of which may be enforceable as an original, but all of which together shall constitute but one agreement.





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         IN WITNESS WHEREOF, the parties hereto have executed this Agreement under seal as of the date and year indicated above.

                                                   BROADWAY & SEYMOUR, INC.

ATTEST:                                            By: /s/ Alan C. Stanford
                                                      ------------------------
                                                      Name: Alan C. Stanford
                                                      Title: President


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Assistant Secretary


                                                   BANCCORP SYSTEMS, INC.


ATTEST:                                            By:/s/ Phillip E. Sorrell
                                                      ------------------------
                                                      Name:  Phillip E. Sorrell
                                                      Title: President


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Secretary


                                                      /s/ Martha A. Sorrell
                                                      -----------------------
                                                      Martha A. Sorrell


                                                      /s/ Phillip E. Sorrell
                                                      -----------------------
                                                      Phillip E. Sorrell





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